Shark Wheel SPV, LLC

LIMITED LIABILITY COMPANY AGREEMENT

Crowdfunding Vehicle under 17 C.F.R. § 270.3a-9

Dated as of September 20, 2026

Shark Wheel SPV, LLC
LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (this "Agreement") is entered into effective on September 20, 2026 by and between Shark Wheel SPV, LLC, a Delaware limited liability company (the "Company"), and Shark Wheel, Inc., a Delaware Corporation (the "Issuer").

Background

I. The Issuer intends to engage in an offering of securities under §4(a)(6) of the Securities Act of 1933 (the "Reg CF Offering"), in which the securities offered by the Issuer are convertible promissory notes.

II. The Issuer has formed the Company to act as a "crowdfunding vehicle" within the meaning of 17 CFR §270.3a-9 for purposes of the Reg CF Offering (a "Crowdfunding Vehicle").

III. The Issuer owns all the limited liability company interests of the Company and wishes to set forth its understandings concerning the ownership and operation of the Company in this Agreement, which it intends to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

ARTICLE ONE FORMATION OF LIMITED LIABILITY COMPANY

Section 1.1. Continuation of Limited Liability Company.

The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act"). The rights and obligations of the members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

Section 1.2. Name.

The name of the Company shall be "Shark Wheel SPV, LLC" and all of its business shall be conducted under that name, or such other name(s) as may be designated by the Manager.

Section 1.3. Purpose.

The sole purpose of the Company shall be to (i) acquire, hold, and dispose of the convertible promissory note issued by the Issuer in the Reg CF Offering, together with any securities issued upon the conversion, exchange, or exercise thereof and any securities issued in respect of any of the foregoing by way of stock split, stock dividend, recapitalization, reclassification, merger, consolidation, or similar transaction (collectively, the "Issuer Securities"); (ii) raise capital in the Reg CF Offering, as a co-issuer, by offering to investors ("Investors") its own Investor Units; and (iii) use all such capital to acquire the Issuer Securities and for no other purpose.

Section 1.4. No Borrowing.

The Company may not borrow money from any person for any reason. Without limiting the foregoing, the Company shall not issue any note, bond, debenture, or other instrument evidencing indebtedness of the Company, notwithstanding that the Company holds a convertible promissory note of the Issuer.

Section 1.5. Fiscal Year.

The fiscal and taxable year of the Company shall be the same as the fiscal and taxable year of the Issuer.

Section 1.6. Members.

As of the date of this Agreement, the Issuer is the only "member" of the Company within the meaning of 6 Del. C. 18-101(13). When and if the Company issues Investor Units, each Investor who acquires Investor Units shall be admitted as a member. The members of the Company are referred to in this Agreement as "Members."

ARTICLE TWO CONTRIBUTIONS AND LOANS FROM MEMBERS

Section 2.1. Contribution Upon Purchase of Investor Units.

Upon the purchase of Investor Units in the Reg CF Offering, each Investor shall be deemed to have made a contribution to the capital of the Company (a "Capital Contribution") equal to the amount such Investor paid for his, her, or its Investor Units. An Investor's Capital Contribution equals the cash amount actually paid by such Investor for its Investor Units and does not include the value of any Bonus Investor Units.

Section 2.2. Undertakings of the Issuer.

The Issuer shall pay directly all costs and expenses associated with the formation, organization, operation, dissolution, and winding up of the Company, as well as the compensation of any person compensated for operating the Company. The Company shall receive no other compensation, and no compensation payable to any person operating the Company shall be borne by the Company or by the Investors. This Section 2.2 is intended to satisfy 17 CFR §270.3a-9(a)(4) and shall be construed accordingly.

Section 2.3. No Required Contributions.

Following the purchase of Investor Units, no Member shall have the obligation to contribute any capital to the Company. Without limitation, no Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

Section 2.4. Other Provisions on Capital Contributions.

Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3. No Member shall be required or permitted to make any loans to the Company;

2.4.4. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.5. Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash, except as decided by the Manager in its sole discretion; and

2.4.6. No Member shall be liable to any other Member for the return of his, her, or its capital.

Section 2.5. No Third Party Beneficiaries.

Any obligation or right of the Members or the Issuer to contribute capital or pay expenses under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

ARTICLE THREE UNITS AND CAPITAL ACCOUNTS

Section 3.1. Units.

The limited liability company interests of the Company shall be denominated as "Units," consisting of (i) "Investor Units," of which the Company is authorized to issue a number equal to the Maximum Offering Amount multiplied by the sum of one (1) plus the Maximum Bonus Percentage, each as set forth in Schedule 1, as adjusted under Section 3.3; and (ii) one (1) "Manager Unit." As of the date of this Agreement, the Issuer owns the Manager Unit while no Investor Units have been issued. The Investor Units shall have one hundred percent (100%) of the economic rights and no right to manage the business and affairs of the Company, other than to replace the Manager upon a majority vote of the Investor Units at a duly called meeting. For the avoidance of doubt, the absence of management rights does not limit, and shall not be construed to limit, the rights of Investors to give instructions under Section 5.1.4 or to direct the Company to assert rights under Section 6.4.

Section 3.2. Purchase of Investor Units; Cancellation of Manager Unit.

3.2.1 Each Investor shall receive a number of Investor Units equal to such Investor's Capital Contribution (in dollars) multiplied by the sum of one (1) plus such Investor's Bonus Percentage, rounded to four (4) decimal places.

3.2.2 "Bonus Percentage" means the sum of the percentages, if any, for which an Investor qualifies under the bonus schedule set forth in Schedule 1. No more than one tier applies within each bonus category. Bonus categories combine with each other. An Investor's Bonus Percentage shall not exceed the Maximum Bonus Percentage.

3.2.3 Investor Units issued to an Investor in excess of such Investor's Capital Contribution ("Bonus Investor Units") are issued at the same closing as that Investor's other Investor Units, except as provided in Section 3.2.6(b). They are of the same class, and they carry rights, preferences, and obligations identical to all other Investor Units. Bonus Investor Units are Investor Units for all purposes of this Agreement.

3.2.4 The Manager shall determine each Investor's Bonus Percentage from the subscription records delivered to the Company for the applicable closing. That determination is conclusive absent manifest error.

3.2.5 Each Investor Unit corresponds to One Dollar ($1.00) of the outstanding principal amount of the Issuer Securities held by the Company. Upon the Company's first sale and issuance of an Investor Unit, the Manager Unit shall be cancelled without consideration, and thereafter the Issuer shall continue to serve as Manager pursuant to Section 5.1.1 notwithstanding that it holds no Units. For the loyalty bonus, the Manager shall rely on the Issuer's confirmation under Section 3.2.6.

3.2.6 (a) The loyalty bonus described in Schedule 1 shall be administered solely by the Issuer and the Manager. The Issuer shall determine each Investor's eligibility from its own securityholder records and shall deliver written confirmation of eligible Investors to the Company before the applicable closing. The Issuer's determination is conclusive absent manifest error.
(b) If the Issuer confirms an Investor's eligibility after the closing at which that Investor's other Investor Units were issued, the Company shall issue the corresponding Bonus Investor Units only concurrently with the Issuer's issuance to the Company of an equal additional principal amount of Issuer Securities. That additional principal shall accrue interest from, and otherwise be treated as issued on, the date of the original closing.
(c) The Manager shall notify each Investor of the number of loyalty Bonus Investor Units issued to such Investor.
(d) The intermediary through which the Reg CF Offering is conducted has no role in determining, calculating, recording, or issuing the loyalty bonus and has no responsibility for it.

Section 3.3. Automatic Adjustment of Authorized Investor Units.

Upon any adjustment of the number of outstanding Investor Units pursuant to Section 3.5, the number of authorized Investor Units shall automatically, and without any further consent, amendment, or action by the Manager or any Member, become equal to the number of Investor Units then outstanding. The number of authorized Investor Units is a limitation on issuance during the Reg CF Offering only and is not the measure of compliance with 17 CFR §270.3a-9(a)(6); the operative covenant is set forth in Section 3.5.1. The number of authorized Investor Units shall likewise be deemed adjusted to the extent necessary to permit the issuance of Bonus Investor Units under Section 3.2, so that the number of Investor Units outstanding at all times equals the outstanding principal amount, in dollars, of the Issuer Securities held by the Company.

Section 3.4. Accrued Interest.

Interest accruing on the Issuer Securities and remaining unpaid shall not increase the number of Investor Units outstanding and shall not cause the issuance of any additional Units. Accrued and unpaid interest is a right attached to the Investor Units then outstanding and shall be realized by the Investors upon conversion of the Issuer Securities pursuant to Section 3.5 or upon payment pursuant to Section 3.6 or Section 4.1. If and to the extent interest on the Issuer Securities is paid to the Company in cash, such payment shall be distributed under Section 4.1.1 and shall not result in any adjustment to the number of Investor Units outstanding.

Section 3.5. One-to-One Relationship; Conversion Adjustment.

3.5.1 Covenant. The Company shall at all times maintain a one-to-one relationship between the number, denomination, type, and rights of the Issuer Securities it owns and the number, denomination, type, and rights of its Investor Units outstanding, as required by 17 CFR §270.3a-9(a)(6).

3.5.2 Conversion Adjustment. If and when the Issuer Securities held by the Company convert into, or are exchanged for, equity securities of the Issuer, then automatically and without any further action: (i) the number of Investor Units issued and outstanding shall be changed to equal the number of equity securities of the Issuer issued to the Company upon such conversion or exchange; and (ii) the number of Investor Units owned by each Investor shall be adjusted proportionately, by multiplying the number of Investor Units held by such Investor immediately prior to such

conversion by a fraction, the numerator of which is the number of equity securities issued to the Company and the denominator of which is the number of Investor Units outstanding immediately prior to such conversion.

3.5.3 Fractional Units. Investor Units may be issued and held in fractional amounts calculated to four (4) decimal places. Any residual fraction arising from rounding shall be allocated to the Investor holding the largest number of Investor Units, and no fractional Unit shall be cancelled for value.

3.5.4 No New Class. No adjustment under this Section 3.5 shall create, and the Company shall not issue, any additional class or series of Units. The Company shall at all times have only one class of Units outstanding, as required by 17 CFR §270.3a-9(a)(3).

3.5.5 Notice. Promptly following any adjustment under this Section 3.5, the Manager shall notify each Investor of the number of Investor Units held by such Investor after giving effect to the adjustment.

Section 3.6. Repayment of Principal; Redemption of Units.

If the Company receives payment or prepayment of all or any portion of the outstanding principal amount of the Issuer Securities, the Company shall (i) distribute the entire amount so received to the Investors under Section 4.1.1, and (ii) simultaneously redeem, pro rata among the Investors, a number of Investor Units equal to the number of dollars of principal so repaid, so that the one-to-one relationship required by Section 3.5.1 is preserved. Upon payment in full of the Issuer Securities, all Investor Units shall be redeemed and the Company shall be dissolved in accordance with Section 9.1.

Section 3.7. Capital Accounts.

A capital account shall be established and maintained for each Member. The capital account of the Issuer shall be zero ($0.00). Each Investor's capital account shall initially be credited with his, her, or its Capital Contribution. Thereafter, the capital account of an Investor shall be increased by the amount of any additional contributions of the Investor and the amount of income or gain allocated to the Investor and decreased by the amount of any distributions to the Investor and the amount of loss or deduction allocated to the Investor, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

ARTICLE FOUR DISTRIBUTIONS AND ALLOCATIONS

Section 4.1. Distributions.

4.1.1 Distributions from the Issuer. When and if the Company receives a distribution or payment from the Issuer, including any payment of interest on or principal of the Issuer Securities, the Company shall promptly distribute the entire amount of such distribution or payment, without deduction, to the Investors based on the number of Investor Units owned by each. A distribution of repaid principal shall be accompanied by the redemption of Investor Units required by Section 3.6.

4.1.2 Distributions from Sale of Issuer Securities. If the Company sells Issuer Securities, it shall promptly distribute the entire net proceeds, without deduction, to the Investors based on the number of Investor Units owned by each.

4.1.3 Other Distributions. Any distributions other than those described in Section 4.1.1 and Section 4.1.2 shall be made to the Investors on a pro rata basis based on the number of Investor Units owned by each.

4.1.4 Tax Withholding. To the extent the Company is required to pay over any amount to any federal, state, local, or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If an amount paid to an Investor was paid without any required withholding from a distribution, (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and/or (ii) if no such subsequent distributions are anticipated, the Member shall, at the request of the Company, promptly reimburse the Company for the amount of withholding that was required to be withheld and remitted to the applicable tax authority. In each case, regarding any amount to be withheld and remitted to an applicable tax authority, the Company shall promptly remit such amounts, and obtain and provide to the Investor a receipt and/or proof of payment.

4.1.5 Manner of Distribution. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member.

4.1.6 Other Rules Governing Distributions. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

Section 4.2. Allocations of Profits and Losses.

4.2.1 General Rule: Allocations Follow Cash. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2 Interest and Original Issue Discount. Stated interest and any original issue discount accruing on the Issuer Securities shall be taken into account by the Company as it accrues under Code sections 1272 through 1275 and the regulations thereunder, and shall be allocated among the Investors pro rata in accordance with the number of Investor Units held by each. Each Investor

acknowledges that such amounts may be allocated to, and taxable to, such Investor in a taxable year in which the Company makes no corresponding cash distribution. Notwithstanding the foregoing, original issue discount attributable to the principal amount of Issuer Securities corresponding to an Investor's Bonus Investor Units shall be allocated solely to that Investor.

4.2.3 Section 754 Election. The Company may, but shall not be required to, make an election under Code section 754.

ARTICLE FIVE MANAGEMENT

Section 5.1. Management by Manager.

5.1.1 In General. The business and affairs of the Company shall be directed, managed, and controlled by the Issuer as the "manager" within the meaning of 6 Del. C. 18-101(12). When acting in that capacity the Issuer is referred to in this Agreement as the "Manager." The Manager serves by designation under this Section 5.1.1 and is not required to hold any Unit.

5.1.2 Powers of Manager. Subject to Section 5.1.3 and Section 5.1.4, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business. The authority granted by this Section 5.1.2 relates to the management of the Company and does not extend to the voting of, or the giving of any consent, waiver, election, or demand with respect to, the Issuer Securities held by the Company, which is governed exclusively by Section 5.1.4.

5.1.3 Limitations on Manager. Notwithstanding Section 5.1.2, the Manager shall not take any action that may not be taken by a Crowdfunding Vehicle or omit to take any action required to be taken by a Crowdfunding Vehicle.

5.1.4 Matters Requiring Instructions of Investors.

(a) If and to the extent the Issuer Securities carry any voting rights, the Company shall seek instructions from Investors with regard to the voting of any Issuer Securities it holds and shall vote such Issuer Securities only in accordance with such instructions.

(b) The Company shall seek instructions from Investors with regard to participating in tender or exchange offers or similar transactions conducted by the Issuer and shall participate in such transactions only in accordance with such instructions.

(c) Where the Issuer Securities require or permit the consent, waiver, election, demand, or direction of the holder thereof, or of a specified proportion of holders, including any amendment or modification of the Issuer Securities, any waiver of a default, any extension of maturity, any consent to prepayment or subordination, and any election as to conversion, the Company shall seek instructions from Investors and shall give or withhold such consent, waiver, election, demand, or direction only in accordance with such instructions.

(d) The Company shall act only with respect to Investor Units for which instructions are timely received, and in the proportions so instructed. Investor Units for which no instruction is timely received shall not be voted, shall not be counted, and shall not be deemed to instruct the Company in any manner. Nothing in this Agreement shall be construed to permit the Company

to vote, consent, or act with respect to uninstructed Investor Units, and no provision of this Agreement providing for deemed consent, including Section 11.4, shall apply to any matter governed by this Section 5.1.4.

(e) Instructions shall be solicited in accordance with procedures established by the Manager from time to time, consistent with this Section 5.1.4. Such procedures shall provide each Investor with written notice of the matter, a reasonable period in which to respond, and a means of recording the instruction given. The Manager shall retain records of all instructions solicited and received.

Section 5.2. Resignation and Replacement.

A manager may resign at any time by giving written notice to all of the Members. In the event of the resignation of a manager, a new manager shall be appointed by Investors holding a majority of the Investor Units.

Section 5.3. Standard of Care.

The Manager shall conduct the Company's business using its business judgment.

Section 5.4. Restrictions on Members.

Except as expressly provided otherwise in this Agreement, no Member shall participate in the management or control of the Company's business, transact any business in the Company's name, or have the power to sign documents for or otherwise bind the Company.

Section 5.5. Reliance of Third Parties.

Anyone dealing with the Company shall be entitled to rely conclusively on the authority of the Manager as set forth in this Agreement, and no person shall be required to inquire into the authorization of any action by the Manager.

Section 5.6. Time Commitment.

The Manager shall devote such time to the business and affairs of the Company as the Manager, in its discretion, deems necessary or appropriate.

Section 5.7. Compensation of Manager.

The Manager shall not be entitled to compensation from the Company for its services as Manager. Any compensation payable to any person for operating the Company shall be paid solely by the Issuer in accordance with Section 2.2.

Section 5.8. Delegation.

The Manager may (i) delegate any of its duties or powers to any person, and (ii) engage any person to perform ministerial and administrative functions on behalf of the Company, including the solicitation, collection, and recording of instructions under Section 5.1.4 and the delivery of information under Section 7.5; provided that (A) no such delegation or engagement shall confer discretionary authority over the voting of, or the giving of any consent with respect to, the Issuer Securities; (B) any person so engaged shall be engaged and compensated solely by the Issuer and shall not be compensated by the Company or by the Investors; and (C) the intermediary through which the Reg CF Offering is conducted does not act as

manager, administrator, trustee, or fiduciary of the Company, and nothing in this Agreement shall be construed to impose any such role on it. The Manager remains responsible for the performance of the Company's obligations under Section 5.1.4.

Section 5.9. Outside Activities.

The Manager shall be entitled to have business interests and engage in business activities in addition to those relating to the Company.

ARTICLE SIX OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY; ASSERTION OF RIGHTS

Section 6.1. Other Businesses.

Each Member and Manager may engage in any business whatsoever, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

Section 6.2. Exculpation and Indemnification.

6.2.1 Exculpation. (a) Covered Persons. As used in this Section 6.2, the term "Covered Person" means the Manager and its shareholders, directors, officers, employees, and agents, each acting within the scope of his, her, or its authority. (b) Standard of Care. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person. (c) Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2 Liabilities and Duties of Covered Persons. (a) Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. (b) Duties. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law. (c) Exception for Section 5.1.4.

Nothing in this Section 6.2.2 shall limit the obligations of the Company or the Manager under Section 5.1.4, which are mandatory and not subject to the discretion of any Covered Person.

6.2.3 Indemnification. (a) To the fullest extent permitted by the Act, the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against the same, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. (b) Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses of such Covered Person in connection with investigating, preparing to defend or defending any claim relating to any Losses for which such Covered Person may be indemnified; provided that if it is finally judicially determined that such Covered Person is not entitled to indemnification, then such Covered Person shall promptly reimburse the Company. (c) Entitlement to Indemnity. The indemnification provided by this Section 6.2.3 shall not be deemed exclusive of any other rights to indemnification. (d) Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses. (e) Funding. Any indemnification by the Company shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or be required to make additional capital contributions. Any amount payable by the Company under this section 6.2.3, including insurance premium under clause (d), shall be paid or reimbursed by the Issuer under Section 2.2 and shall not reduce any distribution to Investors (f) Savings Clause. If this Section 6.2.3 or any portion hereof shall be invalidated, the Company shall nevertheless indemnify each Covered Person to the fullest extent permitted by any applicable portion that shall not have been invalidated and by applicable law.

6.2.4 Amendment. The provisions of this Section 6.2 shall be a contract between the Company and each Covered Person who served in such capacity at any time while this Section is in effect. No amendment, modification or repeal of this Section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment shall apply so as to eliminate or reduce such entitlement without the Covered Person's prior written consent.

6.2.5 Survival. The provisions of this Section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.2.6 Exception. Notwithstanding the foregoing provisions of this Section 6.2: (a) No Member shall be precluded from bringing a claim against a Covered Person if such claim would have been permitted if such Member owned Issuer Securities directly; and (b) No Covered Person shall be entitled to indemnification if indemnification would not have been permitted by the Issuer itself.

Section 6.3. Confidentiality.

For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iv) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain through no fault of such Member or that such Member is required to disclose by legal process.

Section 6.4. Assertion of Rights.

Any Investor may, by giving notice to the Manager, direct the Company to assert, on behalf of such Investor, any rights under state and federal law that such Investor would have if such Investor had invested directly in the Issuer, by purchasing Issuer Securities in the Reg CF Offering, rather than through the Company. The Investor directing the Company to assert such rights shall direct any associated proceedings as if such Investor had invested in the Issuer directly, and shall be responsible for the costs and expenses incurred by the Company in asserting such rights to the same extent, and only to the same extent, as such Investor would have borne such costs had such Investor held the Issuer Securities directly. Where the right asserted arises from a default under, or the enforcement of, the Issuer Securities and is asserted for the benefit of Investors generally, the costs of assertion shall be borne by the Company and reimbursed by the Issuer under Section 2.2.

ARTICLE SEVEN BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS

Section 7.1. Bank Accounts.

Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

Section 7.2. Manager's Responsibilities for Accounting and Administration.

The Manager shall have the sole responsibility for all accounting, administrative, and reporting functions of the Company, including maintaining the Company's financial records, preparing and filing tax returns, distributing annual financial reports to the Investors, and ensuring compliance with all applicable federal, state, and local regulations. The Manager shall also be responsible for the preparation and timely distribution of any financial statements or reports required by this Agreement, including those necessary for Investors to fulfill their own tax obligations. All such tasks shall be performed by the Manager without compensation from the Company.

Section 7.3. Books and Records of Account.

The Company shall keep at its principal office books and records of account, which shall be maintained in accordance with the method of accounting selected by the Manager.

Section 7.4. Annual Financial Statements and Reports.

Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under Section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their federal, state and local income tax returns, including a Schedule K-1 reflecting each Investor's allocable share of interest and original issue discount accrued on the Issuer Securities under Section 4.2.2. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

Section 7.5. Information from Issuer.

The Company shall promptly provide to each Investor and to the relevant intermediary any information the Company receives from the Issuer with respect to the Issuer Securities, including all disclosures, reports, and other information required under Regulation Crowdfunding. This Section 7.5 is intended to satisfy 17 CFR §270.3a-9(a)(8) and shall be construed accordingly.

Section 7.6. Right of Inspection.

7.6.1 In General. If a Member wishes additional information, or to inspect the books and records of the Company for a bona fide business purpose, the following procedure shall be followed: (i) such Member shall notify the Manager in writing, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after receiving such a request, the Manager shall respond by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred in responding.

7.6.2 Bona Fide Purpose. The Manager shall not be required to respond to a request for information or inspection if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information, or for any purpose other than a bona fide business purpose.

7.6.3 Representative. An inspection may be conducted by an authorized representative of a Member, provided such representative is an attorney or a licensed certified public accountant, agrees to maintain confidentiality, and is reasonably satisfactory to the Manager.

7.6.4 Restrictions. (a) No Member shall have a right to a list of the Members or any information regarding the Members. (b) The Manager may require a confidentiality agreement. (c) No Member shall have the right to access trade secrets of the Company, the Issuer, or their respective affiliates, or any other information the Manager deems highly sensitive and confidential. (d) No Member may review the books and records more than once during any twelve (12) month period. (e) Any review shall be scheduled to minimize disruption. (f) A representative of the Company may be present. (g) If more than one Member has asked to review, the Manager may require consolidation of the requests. (h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.5 Exception. Notwithstanding the foregoing provisions of this Section 7.6, an Investor shall have no less access to the records of the Company than he, she, or it would have to the records of the Issuer if he, she, or it owned Issuer Securities directly.

Section 7.7. Tax Matters.

7.7.1 Designation. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities shall be an expense of the Company for which the Company Representative shall be reimbursed, which expense shall be borne by the Issuer under Section 2.2.

7.7.2 Tax Examinations and Audits. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Member and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company.

7.7.3 BBA Elections and Procedures. In the event of an audit of the Company subject to the Company audit procedures enacted under Code sections 6225 et seq., the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions available to the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.7.4 Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.7.5 Tax Returns. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company, and shall cause a Schedule K-1 to be furnished to each Investor for each taxable year.

7.7.6 Acknowledgment Regarding Accrued Interest. Each Investor acknowledges that the Company is treated as a partnership for federal income tax purposes; that interest and original issue discount accruing on the Issuer Securities are allocable to the Investors as they accrue under Section 4.2.2, whether or not the Company receives or distributes any corresponding cash; and that the Investor may therefore owe tax on amounts not distributed to the Investor in the year of accrual.

ARTICLE EIGHT TRANSFERS

Section 8.1. In General.

Subject to Section 8.2 and Section 8.6, an Investor may transfer all or any portion of his, her, or its Investor Units (the "Transferred Units"), with or without consideration, subject in all cases to the restrictions on transfer imposed by 17 CFR §227.501 during the one-year period beginning when the Investor Units were issued.

Section 8.2. Transfers to Competitors.

Notwithstanding Section 8.1, Investor Units may not be transferred, directly or indirectly, if the transferee or any affiliate of the transferee is engaged in a business directly competitive with the business of the Issuer. For these purposes, an "affiliate" means any person who, directly or indirectly, controls, is controlled by or is under common control with the transferee.

Section 8.3. Rights of Assignee.

Until and unless a transferee of Investor Units is admitted to the Company as a Member pursuant to Section 8.4, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Units in accordance with this Agreement and, to the fullest extent permitted by applicable law, including 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member.

Section 8.4. Conditions of Transfer.

A transferee of Transferred Units pursuant to Section 8.1 shall have the right to become a Member pursuant to 6 Del. C. §18-704 if and only if: (a) the transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions; (b) a fully executed and acknowledged written transfer agreement between the transferor and the transferee has been filed with the Company; (c) all costs and expenses incurred by the Company in connection with the transfer are paid by the transferor, without regard to whether the proposed transfer is consummated; and (d) the Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 (the "Securities Act") or any applicable state securities laws, (ii) the transfer will not violate any of the requirements applicable to Crowdfunding Vehicles, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or any similar law, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; provided that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

Section 8.5. Involuntary Withdrawal of Investor.

Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of an Investor, neither the Company nor the Manager shall have the obligation to purchase the Investor Units owned by such Investor, nor shall such Investor have the obligation to sell his, her, or its Investor Units. Instead, the legal successor of such Investor shall become an assignee pursuant to Section 8.3, subject to all of the terms and conditions of this Agreement.

Section 8.6. IPO Lock-Up.

If the Issuer conducts an underwritten public offering of its securities under the Securities Act ("IPO"), then for a period specified by the Issuer and the managing underwriter not to exceed one hundred eighty (180) days, or such other period as may be requested to accommodate regulatory restrictions, no Investor shall (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Investor Units; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Investor Units. The foregoing sentence (x) shall apply only to the IPO, (y) shall not apply to the sale of any Investor Units to an underwriter pursuant to an underwriting agreement, or the transfer of any Investor Units to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee agrees to be bound in writing by the restrictions set forth herein and any such transfer shall not involve a disposition for value, and (z) shall be applicable to Investors only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all its stockholders individually owning more than one percent (1%) of the Issuer's outstanding securities. The underwriters in the IPO are intended third-party beneficiaries of this Section 8.6. Any discretionary waiver or termination of the restrictions shall apply pro rata to all Investors subject to such agreements.

Section 8.7. Termination.

The provisions of this Article Eight shall terminate upon the first to occur of (i) a sale or other disposition of all or substantially all of the business or assets of the Issuer, including upon a merger or similar acquisition (and not bona fide financing) transaction following which the persons who control the Issuer immediately before the transaction have less than fifty percent (50%) of the aggregate voting power of the resulting entity; (ii) the liquidation of the Issuer; or (iii) an IPO, except that Section 8.6 shall remain in effect following an IPO.

ARTICLE NINE DISSOLUTION AND LIQUIDATION

Section 9.1. Dissolution.

The Company shall be dissolved only upon (i) the dissolution of the Issuer; (ii) the sale or other disposition of all of the Issuer Securities; (iii) the payment in full of the Issuer Securities and the distribution of the proceeds thereof and redemption of all Investor Units under Section 3.6; or (iv) the distribution in kind of all Issuer Securities to the Investors in accordance with Section 9.2.2. For the avoidance of doubt, the conversion of the Issuer Securities into equity securities of the Issuer is not a dissolution event, and the Company shall continue to hold such securities subject to this Agreement. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with Section 9.2. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

Section 9.2. Liquidation.

9.2.1 Generally. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except such action as shall be necessary to wind up its affairs and distribute its assets to the Members pursuant to this Article Nine. Upon such

dissolution, the Manager shall have full authority to wind up the affairs of the Company and to make final distribution as provided herein.

9.2.2 Distribution of Assets. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four. The Manager may, in lieu of a sale, distribute the Issuer Securities to the Investors in kind, pro rata in accordance with the number of Investor Units held by each, so that each Investor holds such securities directly.

9.2.3 Statement of Account. Each Member shall be furnished with a statement prepared by the Company's accountants setting forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

ARTICLE TEN POWER OF ATTORNEY

Section 10.1. In General.

The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor, with power and authority to act in the name and on behalf of each such Investor, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement, which may include: (a) this Agreement and any amendment of this Agreement authorized under Section 11.1; (b) any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem advisable to file; (c) any instrument or document that may be required to effect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and (d) any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

Section 10.2. Terms of Power of Attorney.

The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by and through one or more of the officers of the Manager for each of the Investors by the signature of the Manager acting as attorney-in-fact for all of the Investors; and (iii) shall survive an assignment by an Investor of all or any portion of his, her or its Investor Units, except that where the assignee has been approved for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect such substitution.

Section 10.3. Notice to Members.

The Manager shall promptly furnish to each Investor a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Investor.

Section 10.4. Restrictions.

Nothing in this Article Ten shall be construed in a manner that violates 17 CFR §270.3a-9. Without limiting the foregoing, the power of attorney granted by this Article Ten does not extend to, and shall not be exercised with respect to, the voting of the Issuer Securities, participation in any tender or exchange offer,

or the giving of any consent, waiver, election, demand, or direction with respect to the Issuer Securities, all of which are governed exclusively by Section 5.1.4.

ARTICLE ELEVEN AMENDMENTS

Section 11.1. Amendments Not Requiring Consent.

The Manager may amend this Agreement without the consent of any Member to effect: (a) the correction of typographical errors; (b) a change in the name of the Company, the location of the principal place of business, the registered agent or the registered office; (c) the admission, substitution, withdrawal, or removal of Members in accordance with this Agreement; (d) an amendment that cures ambiguities or inconsistencies in this Agreement; (e) an amendment that adds to the Manager's own obligations or responsibilities; (f) a change in the fiscal year or taxable year of the Company and any other changes necessary or appropriate as a result of a change in the fiscal year or taxable year of the Issuer; (g) a change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940; (h) a change to facilitate the trading of Units, including changes required by law or by a regulated exchange or trading system; (i) a change the Manager determines to be necessary or appropriate to satisfy any requirement, condition, or guideline of applicable law; (j) a change the Manager determines to be necessary or appropriate to comply with 17 CFR §270.3a-9; (k) any amendment that conforms to the Form C used in the Reg CF Offering; (l) any adjustment expressly contemplated by Section 3.3, Section 3.5, or Section 3.6, including any conforming change to Schedule 1; and (m) any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

Section 11.2. Amendments Requiring Majority Consent.

Any amendment that has, or would reasonably be expected to have, an adverse effect on the Members, other than amendments described in Section 11.3, shall require the consent of the Manager and Members holding a majority of the then outstanding Investor Units.

Section 11.3. Amendments Requiring Unanimous Consent.

The following amendments shall require the consent of the Manager and each affected Member: (a) an amendment deleting or modifying any of the provisions of this Section 11.3; (b) an amendment that would require any Member to make additional Capital Contributions; (c) an amendment that would impose personal liability on any Member; and (d) any amendment to Section 1.4, Section 2.2, Section 3.5, or Section 5.1.4.

Section 11.4. Procedure for Obtaining Consent.

If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reasons the Manager believes the amendment is in the best interest of the Company. At the written request of Members holding at least twenty percent (20%) of the outstanding Investor Units, the Manager shall hold an in-person or electronic meeting to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Member does not respond to the notice within twenty (20) calendar days, the Manager shall send a reminder. If the Member does not respond for an additional ten (10) calendar days following the reminder, such Member shall be deemed to have consented to the proposed amendment. If the Manager

proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least ten (10) days. The deemed-consent provision of this Section 11.4 applies solely to amendments of this Agreement and shall not apply to any matter governed by Section 5.1.4.

ARTICLE TWELVE MISCELLANEOUS

Section 12.1. Interpretation.

This Agreement is intended to comply with the requirements of 17 CFR §270.3a-9 and shall be construed accordingly. The parties acknowledge ambiguities in the interpretation and proper application of 17 CFR §270.3a-9 and intend for all such ambiguities to be resolved in favor of compliance.

Section 12.2. Notices.

Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with a national overnight delivery service, or (ii) on the date transmitted by electronic mail, to the principal business address of the Issuer as set forth on the Form C, if to the Company, and to the email address of a Member provided by such Member at the time of investment, or such other address as the parties may designate from time to time by notice satisfactory under this Section.

Section 12.3. Electronic Delivery.

Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

Section 12.4. Governing Law.

This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the federal courts located in Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

Section 12.5. Waiver of Jury Trial.

EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

Section 12.6. Signatures.

This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully executed original; and (ii) electronically, including via DocuSign or a comparable platform. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement. The parties consent to the use of electronic records and electronic signatures under the Electronic Signatures in Global

and National Commerce Act (15 U.S.C. § 7001 et seq.) and any applicable state enactment of the Uniform Electronic Transactions Act.

Section 12.7. Third-Party Beneficiaries.

The Issuer, in its capacity as issuer of the Issuer Securities, is an intended third-party beneficiary of this Agreement and shall have the right to enforce the provisions hereof, without regard to whether it is then serving as the Manager of the Company. Otherwise, this Agreement is made for the sole benefit of the parties.

Section 12.8. Binding Effect.

This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

Section 12.9. Titles and Captions.

All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

Section 12.10. Pronouns and Plurals.

All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

Section 12.11. Execution by Members.

It is anticipated that this Agreement will be executed by each Investor through the execution of a separate agreement captioned "Subscription Agreement" pursuant to which such Investor purchases his, her, or its respective Investor Units.

Section 12.12. Days.

Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

Section 12.13. Entire Agreement.

This Agreement, together with Schedule 1, constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Shark Wheel SPV, LLC
By: Shark Wheel, Inc., its Manager

By: Zack Fleishman (Sep 21, 2026 14:35:20 PDT)
Name: Zack Fleishman
Title: Chief Executive Officer

Shark Wheel, Inc.

By: Zack Fleishman (Sep 21, 2026 14:35:20 PDT)
Name: Zack Fleishman
Title: Chief Executive Officer

SCHEDULE 1
DEAL TERMS

Capitalized terms used in this Schedule 1 have the meanings given in the Agreement. This Schedule is completed for each offering and may be updated by the Manager under Section 11.1(l) to reflect adjustments made under Section 3.3, Section 3.5, or Section 3.6.

Company (SPV): Shark Wheel SPV, LLC, a Delaware limited liability company

Issuer: Shark Wheel, Inc., a Delaware Corporation

Manager: Shark Wheel, Inc.

Issuer Securities: Convertible Promissory Note in the original principal amount of up to $4,773,000 (up to $4,300,000 of purchase price plus up to $473,000 of bonus principal)

Maximum Offering Amount: $4,300,000

Maximum Bonus Percentage: 11%

Bonus Schedule: Time: subscriptions submitted in weeks 1–2: 5%; weeks 3–4: 3%; weeks 5–6: 2%; thereafter: 0%. Weeks are consecutive seven-day periods beginning on the launch date.

Bonus Schedule: Amount: Capital Contribution of $1,000–$4,999: 1%; $5,000–$9,999: 2%; $10,000–$24,999: 3%; $25,000 or more: 5%.

Bonus Schedule: Loyalty: Investors who held securities of the Issuer before the launch date, as confirmed by the Issuer: 1%. The loyalty bonus is not reflected at checkout.

Bonus Rules: One tier applies per category, and categories combine, up to the Maximum Bonus Percentage. Amount tiers are measured per subscription; separate subscriptions by the same Investor are not aggregated.

Investor Units authorized (initial): 4,773,000 Investor Units, subject to Section 3.3

Price per Investor Unit: $1.00 per Investor Unit before Bonus Investor Units. Each Investor Unit, including each Bonus Investor Unit, corresponds to $1.00 of principal of the Issuer Securities.

Fiscal Year End: December 31

Intermediary: PicMii Crowdfunding, LLC d/b/a Highlander Crowdfunding

Shark Wheel SPV Operating Agreement

Final Audit Report 2026-09-21

Created:	2026-09-21
By:	John Kline (chandler.kline@picmiicrowdfunding.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAifz-Uon8WIHr0lQ1H858EewtDSGKtRZw

"Shark Wheel SPV Operating Agreement" History

Document created by John Kline (chandler.kline@picmiicrowdfunding.com)
2026-09-21 - 9:13:58 PM GMT

Document emailed to Zack Fleishman (zack@sharkwheel.com) for signature
2026-09-21 - 9:14:04 PM GMT

Email viewed by Zack Fleishman (zack@sharkwheel.com)
2026-09-21 - 9:24:20 PM GMT

Document e-signed by Zack Fleishman (zack@sharkwheel.com)
Signature Date: 2026-09-21 - 9:35:20 PM GMT - Time Source: server - Signature Appearance Selected: DRAW

Agreement completed.
2026-09-21 - 9:35:20 PM GMT